An additional affiliated company
1. Affiliated company

Name of the company: KT Rental

Name of the Representative Director: Eun Jin Kim

Total assets KRW 301,076,000,000

Total liabilities: KRW 273,340,000,000

Total shareholders’ equity: KRW 27,736,000,000

Total capital: KRW 20,000,000,000

Business area: telecommunication equipment and automobile rental business

2. Name of company group: KT Corp.

3. Reasons for the addition: Notice from the Fair Trade Commission that the company must be classified as an affiliate of a Large Corporate Group

4. Percentage of shares owned by the majority shareowner 100%

5. Number of KT Corp.’s affiliated companies after the addition: 17

6. Effective date: December 1, 2005